UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   December 2004            File No.    0-50880

White Knight Resources Ltd.

(Name of Registrant)

#922, 510 West Hastings Street, Vancouver, British Columbia, V6B 1L8

(Address of principal executive offices)

1.

News Release dated December 20, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

White Knight Resources Ltd.

(Registrant)

Dated: December 21, 2004	By: /s/ Megan Cameron-Jones Megan Cameron-Jones, Corporate Secretary and Director

White Knight Resources Ltd.

 Suite 922, 510 West Hastings Street

Vancouver, BC  V6B 1L8

Tel:  (604)  681-4462  Fax:  (604)  681-0180

Website:  www.whiteknightres.com

E-Mail:  info@whiteknightres.com

Private Placement Closes

Vancouver, British Columbia – White Knight Resources Ltd. (TSXV – WKR)

December 20, 2004

White Knight Resources Ltd. (the “Company”) announces that it has closed a previously announced $2,370,000 non-brokered private placement of 1,500,000 units.  The placee is Teck Cominco American Incorporated.  Each unit, priced at $1.58, consists of one common share and one common share purchase warrant entitling the subscriber to purchase one common share of the Company at a price of $2.50 until December 20, 2005.  In accordance with applicable Canadian securities laws, the Canadian hold period on the units expires on April 21, 2005.

The Company plans to use the net proceeds of this private placement primarily to finance continuing exploration in the Cortez Trend, Nevada.

On behalf of the Board of Directors,

“John M. Leask”

John M. Leask, P.Eng.

Chairman of the Board